FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended September 1, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

News Release – English

NEWS RELEASE

September 1, 2005	Trading Symbol: TSXV: VVV

Crucitas Environmental Submission Approved

Vannessa Ventures Ltd. (the “Company”) is pleased to announce that its 100 percent owned subsidiary, Industrias Infinito S.A., has received a Resolution from the Ministry of Environment (SETENA) in Costa Rica approving the Company’s Environmental Impact Study (EIS) dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.

The Company is updating the projects initial development costs in order that SETENA can set the level of the Environmental Bond which is required prior to SETENA issuing a final Resolution.

John Morgan, President of Vannessa said, “I am very pleased that we have reached this critical milestone in completing the approval of our EIS with SETENA.  I would like to acknowledge the dedicated work carried out by the team at Industrias Infinito led by Jesús Carvajal, our General Manager.  The team has done very well, not only in achieving this important step but also in their continuing work with the communities in the area surrounding the project site in San Carlos.”

The Resolution approving the project study issued by SETENA is limited to the softer near surface saprolite or weathered material.  A resource estimate of this material was completed in November 2000 by independent consultants, Dr. G.R. Peatfield, Ph.D., P. Eng. and Mr. J. Zbeetnoff, P. Geol., both of which are Qualified Persons as defined by National Instrument 43-101 (NI 43-101).  Although the resource estimate was prepared before the effective date of NI 43-101 and therefore is a historical estimate under NI 43-101, the definitions of the classifications of the resource in the resource estimate used in NI 43-101 were adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2000) before the report was prepared and were used by Dr. Peatfield and Mr. Zbeetnoff in the report.  This report was filed on SEDAR on October 28, 2003 and the key assumptions, parameters and methods used to calculate the resource are set out in the report. No more exploration has been completed since November, 2000, and accordingly, a more recent resource estimate is not available.  The Company considers the report to be relevant and reliable.

Crucitas - Near Surface Resources

Category	Ktonnes[1]	Au (GPT)[2]	Au (Kg)	Au (Oz)[3]

Inferred	2,954.0	1.89	5,581.6	179,450

Measured	4,335.2	2.30	9,971.0	320,575
Indicated	6,042.7	2.08	12,542.2	403,240
Total(Meas. + Ind. )	10,377.9	2.17	22,513.2	723,815

Notes:

1 quoted in thousands of tonnes, rounded to the nearest 100 tonnes

2 composite cutoff grade equals 0.80 grams gold per tonne (gpt)

3 rounded to the nearest 5 ounces.  1.0 troy ounce equals 31.1035 grams

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

By order of the Board,

John Morgan

President

Vannessa Ventures Ltd.

     “The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”